Jackson Fast Anderson
Chartered Accountants

Owen Jackson, CA* Malcolm Fast, CA*, CFP Clay Anderson, CA* *Denotes Professional Corporation

no matching criteria

82-4281

02015673

February 8, 2002

RECEIVED MAR 1 2002 167

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 - 5th Street
Washington, D.C.
20549

Dear Sirs:

Re: <u>Micrex Development Corp.</u>

Please find enclosed a copy of the unaudited financial statements of Micrex Development Corp. for the three months ended November 30, 2001.

We have been requested to file these financial statements with you by the company's Chief Executive Officer, Mr. Stan Marshall. We understand from Mr. Marshall that the company has an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

If you have any questions, please do not hesitate to contact me.

Yours truly,

JACKSON FAST ANDERSON

Clay Anderson, C.A.

CA/jh
Encl.

dw 3/9

#208, 17420 Stony Plain Road, Edmonton, Alberta, T5S 1K6 • **Phone: (780) 451-1131** • Fax: (780) 452-2204 • Email: jfa@jfa.ab.ca

Exemption Number
82- 4281

MICREX DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Notice to Reader)

November 30, 2001

MICREX DEVELOPMENT CORP.

November 30, 2001

Jackson Fast Anderson
Chartered Accountants
Owen Jackson, CA* Malcolm Fast, CA*, CFP Clay Anderson, CA* *Denotes Professional Corporation

NOTICE TO READER

We have compiled the consolidated balance sheet of Micrex Development Corp. as at November 30, 2001 and the consolidated statements of loss and deficit and cash flows for periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Jackson Fast Anderson

Edmonton, Alberta
January 25, 2002

"Jackson Fast Anderson"
Chartered Accountants

#208, 17420 Stony Plain Road, Edmonton, Alberta, T5S 1K6 • **Phone: (780) 451-1131** • Fax: (780) 452-2204 • Email: jfa@jfa.ab.ca

MICREX DEVELOPMENT CORP.

Consolidated Statements of Loss
FOR THE THREE MONTH PERIOD ENDED NOVEMBER 30, 2001
(Unaudited – See Notice to Reader)

	November 30, 2001	November 30, 2000
	$	$
Revenue	-	-
Expenses		
Amortization	7,836	6,457
Insurance	692	178
Interest and bank charges	94	100
Listing and share issue	7,528	4,116
Office and sundry	1,671	9,432
Professional fees	7,962	193
Subcontract	21,000	20,900
Telephone	1,303	2,248
Travel and promotion	-	290
	48,086	43,914
Net loss for the period	(48,086)	(43,914)

MICREX DEVELOPMENT CORP.

Consolidated Statements of Deficit
FOR THE THREE MONTH PERIOD ENDED NOVEMBER 30, 2001
(Unaudited – See Notice to Reader)

	November 30, 2001	November 30, 2000
	$	$
Deficit, beginning of period	(3,078,584)	(2,732,769)
Net loss for the period	(48,086)	(43,914)
Deficit, end of period	(3,126,670)	(2,776,683)

MICREX DEVELOPMENT CORP.
Consolidated Balance Sheets
(Unaudited – See Notice to Reader)

	November 30, 2001 (Unaudited)	August 31, 2001 (Audited)
	$	$
Assets		
Current assets		
Cash and short term deposits	198,861	48,021
Accounts receivable	14,630	8,400
Prepaid expenses	11,723	10,880
	225,214	67,301
Plant and equipment, and mining properties (note 3)	2,931,221	2,754,819
	3,156,435	2,822,120
Liabilities (other than amounts due to shareholders)		
Current liabilities		
Accounts payable and accrued liabilities	-	1,239
Shareholders' Interests		
Liabilities		
Advances from shareholders	343,309	29,669
Equity		
Share capital (note 4)	5,939,796	5,869,796
Deficit	(3,126,670)	(3,078,584)
	3,156,435	2,820,881
	3,156,435	2,822,120

Approved On Behalf Of The Board

Director "Stan Marshall"

Director "Max Morpurgo"

The accompanying notes form part of these financial statements

MICREX DEVELOPMENT CORP.

Consolidated Statement of Cash Flows
FOR THE THREE MONTH PERIOD ENDED NOVEMBER 30, 2001
(Unaudited – See Notice to Reader)

	November 30, 2001	November 30, 2000
	$	$
Cash flows from operating activities		
Net loss for the period	(48,086)	(43,914)
Adjustment for:		
Amortization	7,836	6,457
	(40,250)	(37,457)
Change in non-cash working capital items		
Accounts receivable	(6,230)	(2,811)
Prepaid expenses	(843)	178
Accounts payable and accrued liabilities	(1,239)	(37,319)
	(8,312)	(77,409)
Cash flows from investing activity		
Purchase of plant and equipment, and mining properties	(184,238)	(95,297)
Cash flows from financing activity		
Advances to shareholders	313,640	(34,850)
Issuance of share capital	70,000	265,900
	383,640	231,050
Increase (decrease) in cash	150,840	58,344
Cash, beginning of period	48,021	56,710
Cash, end of period	198,861	115,054

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
PERIOD ENDED NOVEMBER 30, 2001
(Unaudited – See Notice to Reader)

1. Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended August 31, 2001, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the August 31, 2001 annual financial statements.

2. Loss per Share

Effective January 1, 2001, a new accounting standard related to calculation and disclosure of earnings per share was established. All loss per share information and disclosures presented in these interim financial statements conform to this new standard. Adoption of the new standard had no effect on previously reported per share amounts.

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the period.

3. Plant and equipment, and mining properties

a) Net book value

Given below are the net book values of plant and equipment, and mining development properties.

	November 30, 2001 (Unaudited)			August 31, 2001
	Plant and Equipment	Mining Development Properties	Net Book Value	Net Book Value
	$	$	$	$
Big Horn Mine	17,333	513,033	530,366	531,771
Wild Horse Mine	15,777	263,226	279,003	279,802
Banks Mine	19,757	985,782	1,005,539	1,007,141
Deadwood and Sunburst Mines	-	345,063	345,063	345,063
Mount Royal Mine	-	109,691	109,691	109,691
Burmis Magnetite Deposit	-	587,488	587,488	403,732
Clear Hills	-	30,176	30,176	30,176
Other	43,895	-	43,895	47,443
	96,762	2,834,459	2,931,221	2,754,819

MICREX DEVELOPMENT CORP.
Notes to the Consolidated Financial Statements
PERIOD ENDED NOVEMBER 30, 2001
(Unaudited – See Notice to Reader)

3. Plant and equipment, and mining properties (continued)

b) Plant and equipment

			November 30, 2001 (Unaudited)	August 31, 2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Automotive	40,540	8,663	31,877	34,459
Furniture & fixtures	750	422	328	346
Computer equipment	31,527	19,837	11,690	12,638
Mining equipment	427,331	374,464	52,867	57,153
	500,148	403,386	96,762	104,596

c) The company has interest in the following mining development properties:

(i) 100% interest in Big Horn hard rock mine located in the Atlin area of British Columbia, Canada.

(ii) 51% interest in Wild Horse placer mine located in the Fort Steele area of British Columbia, Canada.

(iii) 51% interest in Banks hard rock mine located in the Steeple Rock district of New Mexico, U.S.A.

(iv) 100% interest in Deadwood patented hard rock mine and Sunburst patented hard rock mine claim located in Catron County, New Mexico, U.S.A.

(v) 33% interest in Mount Royal patented hard rock mine claim located in the Steeple Rock district of New Mexico, U.S.A.

(vi) 18% equity interest in the claims and 100% interest in all production from the claims relating to the Burmis Magnetite deposit located in the Crowsnest Pass, Alberta, Canada.

(vii) 100% interest in the Clear Hills diamond exploration project consisting of 72 square miles located in the Clear Hills and Chinchaga Hills, Alberta, Canada.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
PERIOD ENDED NOVEMBER 30, 2001
(Unaudited – See Notice to Reader)

3. Plant and equipment, and mining properties (continued)

d) Acquistion costs and deferred exploration costs for the properties are as follows:

	November 30, 2001 (Unaudited)		
	Acquisition Costs	Deferred Exploration Costs	Total
	$	$	$
Big Horn Mine	472,605	40,428	513,033
Wild Horse Mine	60,500	202,726	263,226
Banks Mine	50,000	935,782	985,782
Deadwood and Sunburst Mines	343,482	1,581	345,063
Mount Royal Mine	44,780	64,911	109,691
Burmis Magnetite Deposit	393,000	194,488	587,488
Clear Hills	13,420	16,756	30,176
	1,377,787	1,456,672	2,834,459

	August 31, 2001		
	Acquisition Costs	Deferred Exploration Costs	Total
	$	$	$
Big Horn Mine	472,605	40,428	513,033
Wild Horse Mine	60,500	202,246	262,746
Banks Mine	50,000	935,782	985,782
Deadwood and Sunburst Mines	343,482	1,581	345,063
Mount Royal Mine	44,780	64,911	109,691
Burmis Magnetite Deposit	323,000	80,732	403,732
Clear Hills	13,420	16,756	30,176
	1,307,787	1,342,436	2,650,223

MICREX DEVELOPMENT CORP.
Notes to the Consolidated Financial Statements
PERIOD ENDED NOVEMBER 30, 2001
(Unaudited – See Notice to Reader)

4. Share capital

a) Share capital consists of:

	November 30, 2001 (Unaudited)	August 31, 2000
	$	$
Authorized		
Unlimited number of common voting shares		
10,000,000 preferred shares		
10,000,000 convertible preferred shares		
Issued		
17,828,796 common shares	5,939,796	5,869,796

Certain of the common shares issued by private placement for cash or other consideration are to be held in escrow. At November 30, 2001, 1,803,497 common shares were deposited in performance escrow. Preferred shares and convertible preferred shares may be issued in one or more series. The directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
PERIOD ENDED NOVEMBER 30, 2001
(Unaudited – See Notice to Reader)

4. Share capital (continued)

b) Transactions during the period:

	#	$
Balance August 31, 2000	15,410,945	5,294,767
Issued on exercise of warrants	400,000	100,000
Flow through shares issued for cash	743,316	222,995
Issued pursuant to a private placement	798,730	258,400
Issued on exercise of options	250,000	43,500
Tax benefit renounced to shareholders	-	(49,866)
Balance August 31, 2001	17,602,991	5,869,796
Issued pursuant to a private placement	225,805	70,000
Balance November 30, 2001	17,828,796	5,939,796

c) Warrants

At November 30, 2001, the company had the following warrants outstanding:

i) 1,803,324 warrants attached to shares which have been deposited in performance escrow. These warrants would expire 6 months after the release of the performance shares from escrow. (Note 7 (a))

ii) 628,000 warrants expiring November 1, 2002 entitling the subscribers to purchase one common share per warrant at a price of $.40 per share.

iii) 743,316 warrants expiring December 28, 2002 entitling the subscribers to purchase one common share per warrant at a price of $.40 per share.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
PERIOD ENDED NOVEMBER 30, 2001
(Unaudited – See Notice to Reader)

4. Share capital (continued)

d) Stock options

The Company has a stock option plan, which is administered by the Board of Directors. The number and terms of stock options granted are determined by the Board of Directors from time to time.

The following options to purchase shares have been granted.

	Number of Options	Weighted avg exercise price
Options outstanding August 31, 2000	1,408,000	$ 0.20
Granted	600,500	$ 0.21
Exercised	(250,000)	$ 0.17
Options outstanding November 30, 2001	1,758,500	$ 0.21

The following summarizes the options outstanding at November 30, 2001.

Number of Options	Exercise Price	Expiry Date
75,000	$ 0.28	June 2002
525,000	$ 0.18	May 2004
200,000	$ 0.20	July 2004
153,000	$ 0.20	February 2005
205,000	$ 0.26	April 2005
150,000	$ 0.25	November 2005
450,500	$ 0.20	February 2006
1,758,500		

5. Subsequent events

On December 15, 2001 the Company completed a private placement of flow through shares. Each unit consisted of 12 common shares, of which 9 common shares were to be issued on a flow-through basis and 12 common share purchase warrants. Each warrant entitles the holder to purchase 1 common share at $.40 per share for a period of one year from the date of closing. Gross proceeds of $510,923 were received on the issue of 141,923 units, and a total of 1,703,076 common shares and 1,703,076 common share purchase warrants were issued.